[redacted]

SE 09058658 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 15660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOPER INVESTMENT COMPANY, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section FEB 27 2009 Washington, DC 103

113-B MARINE BLVD. NORTH
(No. and Street)

JACKSONVILLE (City) NC (State) 28540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELEANOR C. COOPER (910)455-3752 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

H. DONALD SCOTT, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

PO BOX 68 (Address) RICHLANDSS (City) NC (State) 28574 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS G. COOPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOPER INVESTMENT COMPANY, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Onslow

I, Catherine A. Gauthier, a Notary Public for Onslow County, North Carolina, do hereby certify that THOMAS G. COOPER personally appeared before me this day and acknowledged the due execution of the foregoing instrument.

Witness my hand and official seal this 25 Day of Feb. 20 09

Catherine Gauthier
Notary Public

My commission expires Aug 11, 20 10

CATHERINE A. GAUTHIER NOTARY PUBLIC ONSLOW COUNTY, NC

Thomas G Cooper
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
December 31, 2008

H. Donald Scott, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 68
RICHLANDS, NC 28574

H. DONALD SCOTT
JOHN T. WORRELL

PHONE: 910-324-4848
FAX: 910-324-4896

To Stockholders of
Cooper Investment Company, Inc.
Jacksonville, North Carolina

We have audited the accompanying balance sheet (Exhibit A) of Cooper Investment Company, Inc. (a corporation) as of December 31, 2008 and the related statements of income (Exhibit B), changes in stockholder's equity (Exhibit C), changes in liabilities subordinated to claims of general creditors (Exhibit D), and cash flows (Exhibit E) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Investment Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules 1 through 6 are not necessary for a fair presentation of the financial statements, but are presented as additional data. This information has been submitted to the tests and the other auditing procedures applied in the examination of the financial statement mentioned above and, in our opinion, is fairly stated in all material respects to the financial statements taken as a whole.

H Donald Scott, CPA, P.A.
H. DONALD SCOTT, CPA, P.A.
Certified Public Accountants
February 19, 2009

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
BALANCE SHEET
December 31, 2008

EXHIBIT A

ASSETS

Current Assets		
Cash in Bank	$ 55,785.01	
Cash segregated in compliance with Federal and other regulations	1,000.00	$ 56,785.01
Securities Deposit (Note 7)		15,000.00
Investments (Note 11)		79,180.13
Accounts Receivable-Brokers/Dealers		24.30
Prepaid Income Tax (Note 9)		987.00
Total Current Assets		$ 151,976.44
Fixed Assets - At Cost		
Office Equipment (Note 1)	$ 32,836.60	
Vehicle (Note 1)	59,569.24	
Leasehold Improvements (Note 1)	1,000.00	
Total	$ 93,405.84	
Less Accumulated Depreciation (Note 1)	51,050.06	42,355.78
Total Assets		$ 194,332.22

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable (Note 3)	$ 0.00
Income Tax Payable (Note 12)	0.00
Total Current Liabilities	$ 0.00
Long-Term Liabilities	$ 0.00
Total Liabilities	$ 0.00
Stockholder's Equity (Exhibit C)	
$1 par value, 100,000 share authorized, 50,000 issued and outstanding	$ 50,000.00
Retained Earnings	144,332.22
Total Stockholder's Equity	$ 194,332.22
Total Liabilities and Stockholder's Equity	$ 194,332.22

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF INCOME(LOSS)
For the Year Ended December 31, 2008

EXHIBIT B

Revenues:		
Commissions (Note 5)		$ 442,494.14
Total Revenues		$ 442,494.14
Operating Expenses		
* Clerical and administrative employees' expenses	$ 363,459.68	
Communications and Office	12,617.93	
Occupancy and equipment rental (Note 2)	9,014.31	
Promotional costs	6,026.58	
Regulatory fees and expenses	3,731.26	
Auto and travel expenses	11,247.19	
Depreciation expenses (Note 1)	7,788.00	
Dues and publications	923.25	
Legal and accounting	5,445.00	
Payroll taxes (Note 6)	21,622.04	
Seminars and educational expense	1,944.03	
Other expenses	687.00	444,506.27
Net Income (Loss) From Operations ($.0402 per share)		$ (2,012.13)
Other Income:		
Interest earned	$ 4,068.81	
Dividends earned	1,356.66	5,425.47
Net Income (Loss) Before Income Taxes ($.0683 per share)		$ 3,413.34
Less Income Taxes (Note 6)		200.00
Net Income (Loss) After Taxes ($.0643 per share)		$ 3,213.34

* Includes $31,000.00 for SEP-IRA plan contributions on behalf of employees

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

EXHIBIT C

Stockholder's Equity, December 31, 2007		
Retained Earnings	$ 141,118.88	
Common Stock Issued	50,000.00	$ 191,118.88
Add: Net Income (Loss) Exhibit B		3,213.34
Stockholder's Equity, December 31, 2008		$ 194,332.22

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

EXHIBIT D

Balance - Beginning of Period	$ 0.00
Balance - End of Period	$ 0.00

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

EXHIBIT E

Cash flows from operating activities:	
Net Income (Loss)	$ 3,213.34
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	7,788.00
Decrease in securities deposit	18.27
Decrease in accounts receivable	34.16
Decrease in prepaid income tax	112.00
Net cash provided by operating activities	$ 11,165.77
Cash flows from investing activities:	
Investments in time deposits	$ 21,909.34
Net cash provided from investing activities	$ 21,909.34
Cash flows from financing activities:	$ 0.00
Net cash provided by financing activities	$ 0.00
Net increase in cash	$ 33,075.11
Cash at January 1, 2008	23,709.90
Cash at December 31, 2008	$ 56,785.01

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

EXHIBIT F

Cooper Investment Company, Inc., a North Carolina corporation chartered December 21, 1999, is a brokerage business owned by Charles G. Cooper, 100% stockholder. It began corporate operations January 1, 1999. Its office is located in Jacksonville, North Carolina.

(1) *Accounting Policies*: This summary of significant accounting policies of Cooper Investment Company, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting principles conform to generally accepted accounting principles (except as noted in the following paragraph) and have been consistently applied in the preparation of the financial statements.

Securities transactions (and related commission revenue and expense) are recorded on a clearance data basis on the settlement date. However, generally accepted accounting principles require the use of trade data accounting. The effect of this departure is considered to be immaterial.

Property and equipment are carried at cost. Fixed assets and related accumulated depreciation were transferred in a tax-free exchange January 1, 1999, in amounts of $56,382.46 and $39,257.22, respectively. Depreciation was generally provided on a 200% declining balance method using an estimated useful life of 5 to 8 years for assets acquired before January 1, 1981. Cost of assets acquired after December 31, 1980 is recovered using applicable accelerated cost of recovery system, optional straight-line, section 179 or modified accelerated cost recovery system methods. Generally accepted accounting principles require the cost of depreciable assets to be allocated to expense over the expected useful life of the asset in a systematic and rational manner. Therefore, in our opinion, assets depreciated under Section 179, accelerated cost recovery system and modified accelerated cost recovery system are not depreciated according to generally accepted accounting principles. The effect of this departure is deemed to be immaterial. Section 179 depreciation expense of $6,458.73 was expensed in the prior year's financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cooper Investment Company, Inc., uses the services of Sterne, Agee, and Leach, Inc., a brokerage firm, to act as the Company's clearing house. As a result, the Company does not maintain customer accounts and does not handle securities.

(2) *OFFICE LEASE AND SUBLEASE AGREEMENTS*: The Company rents its office space on a month-to-month basis. The monthly rental approximates $600.00.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2008

YEAR ENDING	AMOUNT
2009	7,200.00
2010	7,200.00
2011	7,200.00
2012	7,200.00
2013	7,200.00

(3) *RETIREMENT PLAN*: At January 1, 1999, the Company converted its retirement plans as a sole proprietor, to corporate plans. The Company has a SEP-IRA. The Company contributes 100% of the cost of benefits for covered employees at the contribution rate of 25% or less of total calendar year compensation for all covered employees with the statutory limit of $46,000.00 to the SEP-IRA plan. The contribution rate for 2008 was 10%. All current year contributions were paid at December 31, 2008.

(4) *CAPITAL REQUIREMENTS*: The Company is subject to the net capital rules of the Securities and Exchange Commission. The rule prohibits a brokerage dealer from permitting his "aggregate indebtedness" from exceeding fifteen times his "net capital" as these terms are defined and require the "net capital" be at least $50,000.00. At December 31, 2008, Cooper Investment Company's aggregate indebtedness and net capital was $0.00 and $149,978.72 respectively, a ratio of .00 to 1.00 and $99,978.72 in excess of required net capital.

(5) *RELATED PARTY TRANSACTIONS*: The Company buys and sells securities for Charles G. Cooper and his son on which no commissions are charged.

Salaries were paid as follows to related parties:

Charles G. Cooper, 100% stockholder	$104,340.88
Eleanor L. Cooper	16,000.00
Thomas G. Cooper	143,977.25
Total	$264,318.13

(6) *CONTINGENT LIABILITIES*: Payroll and corporate income tax returns are subject to audit by the revenue service for years not otherwise closed by the statute of limitations.

(7) *SECURITIES DEPOSIT*: This is an account required to be maintained by Sterne, Agee, and Leach, Inc. It is composed of a money market account in the amount of $15,000.00 at December 31, 2008, at Sterne, Agee, and Leach, Inc.. Cooper Investment Company, Inc., uses the services of the brokerage firm to act as the Company's clearing house.

(8) Cooper Investment Company, Inc., maintains a separate bank account exclusively for customers' moneys as required by the Securities Exchange Commission. The Company funds the account with a minimal balance to preclude paying service charges.

(9) *PREPAID INCOME TAXES*: This item consists of prepaid income taxes to the Internal Revenue Service and the North Carolina Department of Revenue in the amount of $987.00.

(10) *MEDICAL REIMBURSEMENT PLANS*: The Company has a medical reimbursement plan in which it reimburses its full time employees' deductible medical expenses, as regulated by the Internal Revenue Service.

(11) The Company has an account with The American Funds Group. At December 31, 2008, the account consisted of 50,535.89 shares of the Cash Management Trust of America Class A with a market value of $50,535.89.

(12) *INCOME TAX PAYABLE*: The Company's income tax liability for the year ended December 31, 2008 consisted of $134.00 due the Internal Revenue Service and $66.00 due the North Carolina Department of Revenue and were charged against prepaid tax at December 31, 2008.

H. Donald Scott, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 68
RICHLANDS, NC 28574

H. DONALD SCOTT
JOHN T. WORRELL

PHONE: 910-324-4848
FAX: 910-324-4896

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cooper Investment Company, Inc.
Jacksonville, North Carolina

In planning and performing our audit of the financial statements of Cooper Investment Company, Inc., for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital UNDER RULE 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-s. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (Continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

H Donald Scott, CPA, P.A.

H. DONALD SCOTT, CPA, P.A.
Certified Public Accountants
February 19, 2009

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2008

SCHEDULE 1

Total stockholder's equity qualified for net capital		$ 194,332.22
Add:	Liabilities subordinated to claims of general creditors	0.00
Total capital and allowable subordinated liabilities		$ 194,332.22
Less:	Total non-allowable assets from Schedule 2	44,353.50
Net Capital		$ 149,978.72
Net Capital Requirement		$ 50,000.00

SCHEDULE OF NON-ALLOWABLE ASSETS
IN COMPUTATION OF NET CAPITAL UNDER RULE 15c-1

SCHEDULE 2

Prepaid income tax and accrued income tax payable (net)	$ 987.00
Fixed Assets - (net)	42,355.78
Trading and investment securities - other - money market	1,010.72
Total	$ 44,353.50

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S AUDIT REPORT

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15c3-3
December 31, 2008

SCHEDULE 3

Cooper Investment Company, Inc. was exempt from reserve requirements under paragraph K(2) (i) of Rule 15c3-3.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
INFORMATION RELATED TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

SCHEDULE 4

Cooper Investment Company, Inc. was exempt from possession and control requirements under paragraph K(2) (i) of Rule 15c3-3.

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
December 31, 2008

SCHEDULE 5

Reconciliation of net capital per Form X-17-A-5, Part II of the FOCUS Report as filed as of December 31, 2008 and the net capital in this report per Schedule 1 as follows:

Net Capital as filed on FOCUS report at December 31, 2008	$ 149,978.72
Net Change	0.00
Net Capital (Schedule 1)	$ 149,978.72

SUPPLEMENTAL PROCEDURES

SCHEDULE 6

We have reviewed the procedures for safeguarding securities as required by paragraph (1) (2) of Rule 17a-5. We determined from our audit that procedures being followed appear to be satisfactory.

As required by paragraph (j) of Rule 17a-5, we have found the existence of no material inadequacies currently, nor were any found to have existed since the date of the previous audit.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of Millennium Global Capital, LLC:

In planning and performing our audit of the financial statements of Millennium Global Capital, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2009

COOPER INVESTMENT COMPANY, INC.
Jacksonville, North Carolina

INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2008

Prepared by
H. Donald Scott, CPA, P.A.
Certified Public Accountants
Richlands, North Carolina